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                       [WEDGESTONE FINANCIAL LETTERHEAD]


                                                               February  , 1998


Dear Shareholder:

     On February 9, 1998, following a lengthy discussion, the Board of Trustees of the Company approved and authorized the Company to proceed with a tender offer, pursuant to which the tendering shareholders will receive $0.67 net in cash for their shares (the "Tender Offer").

     Your Board of Trustees, based upon, among other things, the recommendation of the trustees of the Company who are disinterested (the "Disinterested Trustees"), believes that the Tender Offer (including the merger discussed in the Tender Offer) is fair to, and in the best interests of, the Company and its shareholders, and have unanimously approved the Tender Offer and the transactions contemplated thereby. Accordingly, your Board of Trustees recommends that shareholders accept the Tender Offer and tender all their shares pursuant thereto.

     In arriving at its recommendation, your Board of Trustees gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on
Schedule 13E-4, including the opinion of Commonwealth Associates, that the consideration to be received by the Company's shareholders in the Tender Offer (including the merger discussed in the Tender Offer) is fair to such shareholders from a financial point of view.

     Additional information with respect to the Tender Offer is contained in the enclosed Schedule 13E-4. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth in detail the terms and conditions of the Tender Offer and provide instructions on how to tender your shares. The enclosed Offer to Purchase describes the factors considered by the Disinterested Directors and the Board in making their recommendation and contains other important information relating to such recommendation. We urge you to read the enclosed material carefully before making your decision with respect to tendering your shares.

                                    Sincerely yours,



                                    John C. Shaw
                                    Chairman of the Board